Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

DEADLINE APPROACHING Vote your FSSL shares to proceed with proposed NYSE listing* Urgent * The listing is subject to shareholder approval of each proposal, market conditions and final board approval. New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com.

NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number. NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number. WE NEED YOUR VOTE! The special shareholder meeting will be held on September 26, 2025. In order to list the fund as proposed, your vote is needed, regardless of how many shares you own. Please take a moment and cast your vote using the options below. Simply follow the instructions on the enclosed form. For your convenience, we’ve highlighted where you can find your unique Control Number. If you have any questions or need assistance, please call 1-844-202-3147. 3 WAYS TO VOTE TODAY By phone With a proxy card: Call 800-690-6903 to vote using an automated system. Without a proxy card: Call 844-202-3147 Mon–Fri, 9:00 AM–10:00 PM ET Sat–Sun, 10:00 AM–6:00 PM ET to speak with a proxy specialist. For brokerage accounts: Download ProxyVote app and register for an account using the email address associated with your brokerage account. By computer Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. By mail Mark, sign and date your ballot and return it in the postage-paid envelope provided.